

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 8, 2009

via U.S. mail and facsimile

Thomas Kirchner, Chief Executive Officer
FalconTarget, Inc.
260 Water Street, #3C
Brooklyn, NY 11201

RE: FalconTarget, Inc.
May 12, 2009 & May 20, 2009 correspondence in response to May 8, 2009
comments
Form 10-K/A for the Fiscal Year Ended June 6, 2008 and filed May 12, 2009
Form 10-Q/A, as amended, for the Period Ended September 30, 2008 and filed
May 21, 2009
Form 10-Q/A, as amended, for the Period Ended December 31, 2008 and filed
May 21, 2009
Form 10-Q for the Period Ended March 31, 2009 and filed May 15, 2009
File No. 0-50920

Dear Mr. Kirchner:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year ended June 30, 2008

Item 9A(T). Controls and Procedures, page 16

1. We have reviewed your response to our prior comment five. Your response did not address our comment, thus the comment will be reissued. The evaluation of your disclosure controls and procedures must be performed as of the end of the period covered by the report (i.e. June 30, 2008), not "as of a date within ninety (90) days prior to the end of the period" of your Form 10-K/A. Please revise.

2. We have reviewed your response to our prior comment six. Your response did not address our comment, thus the comment will be reissued. Considering that you have no formal procedures in place for processing and assembling information, please tell us about the factors that permitted you to conclude on the effectiveness of your disclosure controls and procedures.

3. We have reviewed your response to our prior comment seven noting that you continue to believe your disclosure controls and procedures are effective. Please tell in detail about the factors that supported this conclusion. In your response, ensure to discuss how you considered (i) the complete omission of management's report on internal controls over financial reporting and (ii) the material weaknesses identified in your internal control over financial reporting or revise to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures.

4. We have reviewed your response to our prior comment eight. We note you identified material weaknesses and still concluded that your internal control over financial reporting was effective. Please note that per Item 308(T)(a)(3) of Regulation S-K, management is not permitted to conclude that the company's internal control over financial reporting is effective if there are one or more material weaknesses in the company's internal control over financial reporting. As you have identified material weaknesses, please revise your conclusion on your internal controls over financial reporting or advise.

5. We note that you have no formal procedures in place for processing and assembling information to be disclosed in your periodic reports. Please tell us how you were able to conclude on the effectiveness of your internal controls over financial reporting. Please note that Section B.3(d) of SEC Release 33-8238 (http://www.sec.gov/rules/final/33-8238.htm) provides guidance regarding the extent of evaluation, including the documentation required.

Changes in Internal Controls

6. Please revise to disclose if there have been any changes in your internal control over financial reporting during the fourth fiscal quarter in accordance with Item 308(c) of Regulation S-K.

Signatures

7. We note your response to our prior comment 12. Please revise to include the signature of your principal accounting officer or controller. If one person acts in more than one capacity, you must indicate on the signature page all of the capacities in which the person is signing the form.

Form 10-Q/A for the Period Ended September 30, 2008 and
Form 10-Q/A for the Period Ended December 31, 2008

Item 4. Controls and Procedures

8. We have reviewed your response to our prior comment two from our comment letter dated May 8, 2009. Considering (i) you disclose that you do not have formal procedures in place for processing and assembling information to be disclosed and (ii) you have amended your quarterly reports two separate times for various disclosure issues, tell us about the factors supporting such conclusion or revise to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures.

Form 10-Q for the Period Ended March 31, 2009

Item 4. Controls and Procedures, page 9

9. We note that you have concluded that your disclosure controls and procedures are effective. Considering you disclose that you do not have formal procedures in place for processing and assembling information to be disclosed, tell us about the factors supporting such conclusion or revise to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Bill Kearns at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas Kirchner
Via facsimile: Fax: (561) 910-0015